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      AMENDMENT TO PSYCHIC READERS NETWORK LIVE OPERATOR SERVICE AGREEMENT


AMENDMENT entered into as of March 1, 1996 by and between PSYCHIC READERS NETWORK, INC., a Florida corporation with offices at 2455 E. Sunrise Boulevard, Fort Lauderdale, Florida 33304 (hereafter referred to as "PRN") and CALLING CARD CO., INC., a corporation organized under the laws of New York with offices at One Blue Hill Plaza, Pearl River, New York 10956 (hereafter referred to as "CC"), amending an agreement dated July 7, 1995 entitled "Psychic Readers Network Live Operator Service Agreement".


WHEREAS, PRN and CC entered into an agreement dated July 7, 1995 entitled "Psychic Readers Network Live Operator Service Agreement", pursuant to which PRN provides CC with live psychic services for use by CC in the conduct of its telephone entertainment programs.


WHEREAS, PRN and CC wish to amend the Service Agreement in the manner set forth below.


NOW, THEREFORE, for good and valuable consideration, receipt of which is acknowledged by the parties, it is hereby agreed as follows:

1. TERM: Section 2 of the Service Agreement, entitled "Terms", is amended in its entirety as follows:

         This Service Agreement will be effective until May 31, 1997.

         This Agreement may be terminated by PRN upon thirty (30) days prior written notice in the event that CC is in default in the performance of any of CC's material obligations under this Agreement which is not cured within such thirty (30) day period, provided, however, any default in payment must be cured within ten (10) days after written notice of such default is given by PRN, and if such default in payment is not cured within such ten (10) day period, then PRN may terminate this Agreement by PRN at the end of such ten (10) day period by notice to CC. This Agreement may be terminated by CC upon thirty (30) days prior written notice to PRN in the event that PRN is in default in the performance of any of PRN's material obligations under this Agreement which is not cured within such ten (10) day period. Any such termination by either party shall not relieve the other of liability for obligations which have accrued prior to the date of termination.


2. FEES: The fees payable by CC to PRN for the services provided by PRN, which are referred to in Section 2 of the Agreement and described in Attachment B to the Agreement are hereby amended in their entirety as follows:

         Commencing as of March 1, 1996, PRN Live Psychic Fees for psychic services provided to CC shall be billed to CC:
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         at the rate of $.17 per minute for 13,500,000 minutes during the term of this Agreement.

The term "minutes" shall mean the per minute charge determined by the accounting provided by West Interactive or other billing service bureau of total connected minutes provided to CC by PRN. The fees due PRN shall be paid bi-monthly upon submission of an invoice sent by fax to CC.


3. As amended by this Amendment, the Service Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement.


CALLING CARD CO., INC.



By:_________________________________


PSYCHIC READERS NETWORK, INC.



By:_________________________________





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